
October 23, 2020

Richard J. Byrne
Chief Executive Officer
Franklin BSP Capital Corporation
9 West 57th Street, Suite 4920
New York, NY 10019


Re: Franklin BSP Capital Corporation
       Form 10
       File No. 000-56205


Dear Mr. Byrne:

On September 23, 2020 you filed a registration statement on Form 10 on behalf of Franklin BSP Capital Corporation (the "Company"), in connection with the registration of the Company's common stock under Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

General

1. Your disclosure indicates that you issued common stock to BSP Fund HoldCo (Debt Strategy) L.P., a wholly-owned subsidiary of Benefit Street Partners, in connection with a conversion transaction. However, your disclosure does not currently reflect the material terms or consummation of the Conversion. Please disclose the material terms, including the consideration paid and assets acquired. In addition, please explain to us:

    - the Securities Act exemption relied upon in the conversion transaction;
    - how the assets received were selected and valued by both parties; and,
    - whether BSP Fund HoldCo distributed its shares to other investors and, if so, the Securities Act exemption relied on in that transaction.

2. Please advise whether the Company intends to issue debt securities or preferred stock within a year from the effective date of the registration statement. If so, please ensure your intentions to incur leverage and the related costs and risks are reflected in your disclosure.

3. Please advise us if you have submitted, or expect to submit, an exemptive application or no-action request on behalf of the Company in connection with the registration statement.

Explanatory Note (Page 2)

4. With respect to the lack of liquidity of, manner of distribution of and funding of distributions made by non-traded BDCs, please add the bulleted disclosure below, if accurate, in bold and larger font. We suggest the bullets also appear prominently immediately above the signature line on the Subscription Agreement:

- The Company's shares may not be sold without the written consent of the Investment Advisor.

- If the Company makes additional offerings of its shares in the future, an investor may be required to make additional purchases of the Company's shares on one or more dates to be determined by the Company.

- The Company's shares are not currently listed on an exchange, and it is uncertain whether they will be listed or whether a secondary market will develop. Therefore the Company's shares constitute illiquid investments.

- Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.

- Repurchases of shares by the Company, if any, are expected to be limited.

- An investment in the Company may not be suitable for investors who may need the money they invest in a specified time frame.

- Our distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

Item 1. Business (page 3)

5. In the third paragraph, please also provide additional detail on the "secondary market transactions" through which the Company may purchase interests in loans or corporate

bonds.

6. Please disclose in this section the expected maturity and duration of the corporate debt and other loans in which the Company will invest.

7. Please disclose whether the Company's investments in fixed income securities are expected to be rated below investment grade by a rating agency or the equivalent if unrated. If yes, please disclose these investments are known as "high yield", "speculative", and "junk."

8. In the last sentence of the fifth paragraph, please remove the phrase referencing "greater diversification" as this fund is non-diversified.

About Our Advisor, BSP and Franklin Templeton (page 4)

9. Please clarify the advisory roles of BSP versus Franklin Resources, Inc., including how advisory responsibilities and fees will be divided between the two entities. Please disclose additional information on the role of Franklin Resources, Inc. as the entity is only mentioned in this section of the registration statement.

10. Please disclose in this section how the board of directors, including the independent directors, will review the compensation that the Company pays to the Investment Advisor under the Administration Agreement and determine that such payments are reasonable in light of the services provided.

Investment Objective (page 4)

11. In the fifth bullet, explain what "maintaining fund-level downside protection through world-class risk management and multi-dimensional diversification" means.

12. In the paragraph titled *Sourcing of primarily private debt opportunities*, please remove the term "diversified" from the penultimate sentence. This term carries a specific meaning under the 40 Act.

13. In the paragraph titled *Prioritize non-competitive, "strategic capital" opportunities*, please revise the first sentence to provide additional information about Benefit Street Partners' "extensive networks as well as its proprietary relationships and insights." Please also describe what the term "episodic" means in the context of the fourth sentence.

14. In the second sentence of the paragraph titled *Investment-level risk/return profile optimization,* please explain what the fund means by situations that are "less competitive where we are viewed as 'strategic capital' providers."

15. In the fifth sentence of the paragraph titled *Investment-level risk/return profile*

optimization, please define what the fund considers to be a "unit of risk."

16. In the last sentence of the paragraph titled *Investment-level risk/return profile optimization*, please provide additional detail on what the phrase "investment-specific mechanisms to provide further downside protection" means.

17. On page 6, in the paragraph titled "Market Opportunity," please explain what a "scaled platform" means.

18. On page 12, we note your disclosure in the paragraph titled "Realization" that your strategy is to source and structure investments that will deliver strong returns when held to maturity or refinanced. To the extent that your investment thesis and credit analysis assumes that a portfolio company will be able to refinance your investment, please state so clearly and consider the need for additional risk disclosure explaining the implications if market conditions change such that refinancing is not available.

Term (page 14)

19. Please disclose specifically that none of the liquidity events disclosed in this section are guaranteed to occur. Please also disclose here any restrictions that limit an investor's ability to sell its shares.

Investment Advisory Agreement (page 15)

20. The disclosure in the first line in the *Management Fee* section on page 15 refers to "gross assets." Please disclose how this term is defined in the Advisory Agreement.

21. In the last paragraph of the *Management Fee* section, please provide an example illustrating the meaning of "above 1.0x debt-to-equity."

22. In the last paragraph of the *Management Fee* section, please revise "after the closing" to "for a period of 15 months commencing on the date of the closing of the IPO or Exchange Listing[…]" per the Investment Advisory Agreement.

23. Please consider disclosing a fee table that conforms to the requirements of Item 3.1 of Form N-2 adjacent to this section. Please also consider disclosing an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2.

24. In *Incentive Fee*, please consider disclosing a graphical representation and examples showing the calculation of the income-based component of the incentive fee.

25. In the fifth paragraph of the *Incentive Fee* section, please revise the reference to "an IPO or Exchange Listing" to "liquidity event" which encompasses more than an IPO or Exchange Listing, per the Investment Advisory Agreement.

26. In the sixth paragraph of the *Incentive Fee* section, please revise the phrase "after the closing" to "[f]or a period of 15 months commencing on the date of the closing of a Liquidity Event" for consistency with the Waiver Letter.

27. We note your disclosure that for purposes of calculating Pre-Incentive Fee Net Investment Income, the calculation methodology will look through total return swaps ("TRS") as if the Company owned the referenced asset directly. With a view to improved strategy disclosure, please clarify the types of TRS the Company will use and the purposes for which they will use them. In addition, to the extent that the Company will use TRS in connection with managing interest rate risks, clarify what it means to own the referenced asset directly in that context.

28. In the section <u>Incentive Fee on Capital Gains</u>, you state the fee "is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company's liquidation and is determined any payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier)." With a view to disclosure, please advise us how liquidated investments are defined and confirm that no special circumstances exist where an investment would be deemed liquidated despite the Company having on-going economic exposure to the investment.

29. Your disclosure indicates that you will reimburse the Adviser for certain expenses it incurs on your behalf. Please disclose the types of expenses subject to reimbursement under the Advisory Agreement or include a reference to where such disclosure is located in your Form 10.

Administration Agreement (page 16)

30. Disclose whether any of the waivers are subject to reimbursement.

Regulation as a Business Development Company – General (page 18)

31. Please remove the last paragraph of this section as it is repetitive to the third paragraph.

<u>Item 1A. Risk Factors (page 32 - 60)</u>

32. We note the disclosure on page 38 describing actual and potential disruptive impacts that COVID-19 may have on your lending operations and the ability of your borrowers to comply with loan covenants or repay loans on a timely basis. Given the disruptions caused by COVID-19 and responses to it, and with a view to enhanced strategy disclosure, please tell us whether your investment analysis, diligence and monitoring process has changed. For example:

- Has COVID-19 caused the Adviser to rethink the data and models it historically relied on when making investment decisions?

- How is the Adviser distinguishing transitory versus secular business disruptions when making investment decisions?

- Does the Adviser believe historical investment trends and data relationships will continue, and if not, how is the Adviser repositioning its analyses in response?

- Has COVID-19 caused the Adviser to reconsider making allocations to particular industries or sectors and/or the types of deal terms it negotiates?

- Have deal terms and documentation changed and if so, how? For example, what sorts of adjustments or addbacks for COVID-19-related or other impacts are being included in loan agreements?

- Has the potential inability to conduct in-person due diligence impacted the number of investment options available and the Adviser's overall comfort level with certain allocation types?

These are examples only. Our comment seeks to understand how recent events affect your investment operations and process as this may affect your investments in a way that should be reflected in your disclosure. Please explain and revise as necessary.

33. On page 44, in the last sentence of the second paragraph under "Our ability to enter into transactions with our affiliates is restricted," please remove the phrase "greater diversification" as the fund is non-diversified.

34. If *Bank Loans* and *High Yield Debt* are principal investments of the fund, please include in the *Investment Objectives.*

35. On page 48, we note that the fund invests in convertible securities. If the fund invests or expects to invest in contingent convertible securities ("CoCos"), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos , and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether the fund intends to invest in CoCos and the amount the fund currently invests in CoCos.

36. We note the disclosure on page 53 that "shareholders may be required to return amounts distributed to them to fund the Company's obligations, including indemnity obligations, and that you may incur certain contingent obligations." Please explain how you plan to cover these contingent obligations and maintain compliance with applicable leverage limitations. In addition, please tell us the source of the shareholders' obligations

referenced above and advise whether such obligation would terminate upon a liquidity event.

37. On page 56, the disclosure states the fund may use "standard hedging instruments such as interest rate swap agreements, futures, options and forward contracts." Please disclose the risks associated with the Company's use of derivatives in Item 1. *See* Letter from Barry Miller, Associate Director, Division of Investment Management, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Item 2. Financial Information (pages 61 - 65)

38. On page 61, please include the following disclosure at the end of the introductory paragraph: "You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this Registration Statement."

39. Please provide in correspondence the name of the independent accounting firm that audits the financial statements.

40. On page 63, in the "Critical Accounting Policies" section, please address the following comments:

    a. Disclose that on an on-going basis, the registrant will evaluate its estimates;

    b. Disclose that critical accounting policies in the notes to future financial statements will be disclosed; and

    c. Include the revenue recognition policy under Generally Accepted Accounting Principles.

41. On page 64, please disclose the accounting policy for organization and offering costs in *Organization and Offering Expenses.*

42. Please disclose the name of the Dealer Manager in this section.

Item 7. Certain Relationships and Related Transactions, and Director Independence (pages 74-77)

43. Briefly explain to us why the disclosure under *Investor Due Diligence Information* on page 76 is appropriate and consistent with the Adviser's obligations under the Advisers Act and the Company's obligations under the Securities Act.

Item 10. Recent Sales of Unregistered Securities (page 78)

44. Please explain in correspondence how the Registrant will be seeded.

Item 11. Description of Registrant's Securities to be Registered (page 78)

45. Please remove the language referring investors to the DGCL and describe any material provisions of Delaware General Corporation Law applicable to the Company in your disclosure.

* * * * * *

Please respond to all comments in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. The staff may have further comments after reviewing your responses.

Please call me at (202) 551-7565 with any questions or concerns regarding these matters if you would like to discuss. Alternatively, please contact Christina Fettig, Accountant, at (202) 551-6963.

Sincerely,

Elena Stojic
Attorney Adviser

cc: Thomas J. Friedmann, Dechert LLP
    Jay Williamson, Securities and Exchange Commission